Humana Inc. Computation of Ratio of Earnings to Fixed Charges	Exhibit 12

	For the nine months ended September 30, 2008	For the twelve months ended December 31,
		2007	2006	2005	2004	2003
	(Dollars in thousands)
Income before income taxes	$731,802	$1,289,300	$762,085	$402,880	$399,378	$336,213
Fixed charges	88,339	109,266	98,045	66,434	49,246	40,972

Total earnings	$820,141	$1,398,566	$860,130	$469,314	$448,624	$377,185

Interest charged to expense	$53,554	$68,878	$63,141	$39,315	$23,172	$17,367
One-third of rent expense	34,785	40,388	34,904	27,119	26,074	23,605

Total fixed charges	$88,339	$109,266	$98,045	$66,434	$49,246	$40,972

Ratio of earnings to fixed charges (1)(2)	9.3x	12.8x	8.8x	7.1x	9.1x	9.2x

Notes

(1)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.

(2)	There are no shares of preferred stock outstanding.